

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2016

Arthur J. Gonzales
General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

> **Re:** **National Interstate Corporation**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 16, 2016**
> **File No. 000-51130**

Dear Mr. Gonzales:

We have completed our review of your filing on October 11, 2016. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Thomas M. Cerabino
Willkie Farr & Gallagher LLP